SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 2)*
CDK Global, Inc.
(Name of Issuer)
Common stock, $0.01 par value
(Title of Class of Securities)
12508E 10 1
(CUSIP Number)
Stephen M. Schultz, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 2, 2016
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

3,395,200

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

3,395,200

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,395,200

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

7,214,800

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

7,214,800

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,214,800

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.6%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

7,214,800

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

7,214,800

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,214,800

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.6%

14.	TYPE OF REPORTING PERSON

CO

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned ("Amendment No. 2"). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.
Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended and restated to read as follows:
Elliott Working Capital
The aggregate purchase price of the shares of Common Stock directly owned by Elliott is approximately $121,927,104. The aggregate purchase price of the call options owned by Elliott is approximately $1,163,804.

Elliott International Working Capital
The aggregate purchase price of the shares of Common Stock directly owned by Elliott International is approximately $260,893,002. The aggregate purchase price of the call options owned by Elliott International is approximately $2,474,895.

The Reporting Persons may effect purchases of shares of Common Stock through margin accounts maintained for them with prime brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. Positions in shares of Common Stock may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase shares of Common Stock.
Item 4.	Purpose of Transaction.
Item 4 is hereby amended to add the following:
On August 2, 2016, the Reporting Persons entered into a letter agreement with the Issuer (the "Agreement"). The following description of the Agreement is qualified in its entirety by reference to the full text of the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.
Under the Agreement, the Issuer agreed to: (i) promptly appoint two individuals (each a "New Director") to the board of directors of the Issuer (the "Board") identified from a candidate list submitted to the Issuer by the Reporting Persons concurrently with the execution of the Agreement (the "Candidate List"), provided the first of the New Directors shall be identified no later than September 6, 2016 and the second of the New Directors shall be identified no later than October 6, 2016; (ii) promptly following identification of the New Directors, but no later than five business days thereafter, increase the size of the Board from eight to ten directors and appoint the New Directors to fill the two vacancies so created; (iii) appoint each of the New Directors to an appropriate committee of the Board, consistent with the Board's normal course of operations, but no later than 150 days after the appointment of the New Director to the Board; and (iv) limit the size of the Board to no more than 10 directors during the term of the Agreement. In addition, subject to approval by the Reporting Persons (such approval not to be unreasonably withheld), the Issuer may add to the Candidate List one individual with similar qualifications to the other individuals on the Candidate List. The Issuer also agreed to nominate the New Directors for election as directors of the Issuer at its 2016 Annual Meeting of Stockholders ("2016 Annual Meeting").
Under the Agreement, the Reporting Persons agreed to vote, or cause to be voted, all of the Issuer's  common stock owned by them or their controlled or controlling affiliates in favor of the directors nominated by the Board at the 2016 Annual Meeting. The Reporting Persons also agreed to refrain from taking certain action with respect to the Issuer and the Common Stock until the earlier of (i) the first anniversary of the date of the Agreement and (ii) 30 days prior to the last day of the time period, established pursuant to the Issuer's Bylaws, for stockholders to deliver notice to the Issuer of director nominations to be brought before the Issuer's 2017 Annual Meeting of Stockholders.
Item 5.	Interest in Securities of the Issuer.
Item 5(a) is hereby amended and restated to read as follows:

(a) As of the close of business on August 2, 2016, Elliott, Elliott International and EICA collectively have combined economic exposure and voting power in the Issuer of approximately 9.3% of the shares of Common Stock outstanding.
The aggregate percentage of Common Stock reported owned by each person named herein is based upon 155,336,347 shares of Common Stock outstanding as of May 2, 2016, which is the total number of shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 5, 2016.
As of the close of business on August 2, 2016, Elliott beneficially owned 3,395,200 shares of Common Stock, including 800,000 shares of Common Stock underlying options that are currently exercisable, constituting approximately 2.2% of the shares of Common Stock outstanding.
As of the close of business on August 2, 2016, Elliott International beneficially owned 7,214,800 shares of Common Stock, including 1,700,000 shares of Common Stock underlying options that are currently exercisable, constituting approximately 4.6% of the shares of Common Stock outstanding. EICA, as the investment manager of Elliott International may be deemed to beneficially own the 7,214,800 shares of Common Stock beneficially owned by Elliott International, constituting approximately 4.6% of the shares of Common Stock outstanding.
Collectively, Elliott, Elliott International and EICA beneficially own 10,610,000 shares of Common Stock, including 2,500,000 shares of Common Stock underlying currently exercisable options, constituting approximately 6.8% of the shares of Common Stock outstanding.
Collectively, Elliott, Elliott International and EICA have economic exposure to approximately 2.5% of the shares of Common Stock outstanding pursuant to Derivative Agreements, as disclosed in Item 6.
Item 5(c) is hereby amended to add the following:
(c) The transactions effected by the Reporting Persons during the past 60 days are set forth on Schedule 1 attached hereto.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 is hereby amended and restated to read as follows:
On August 2, 2016, the Reporting Persons and the Issuer entered into the Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.
Elliott, through The Liverpool Limited Partnership, a Bermuda limited partnership and a wholly-owned subsidiary of Elliott ("Liverpool"), and Elliott International have entered into notional principal amount derivative agreements (the "Derivative Agreements") in the form of cash settled swaps with respect to 1,222,400 and 2,597,600 shares of Common Stock of the Issuer, respectively (representing economic exposure comparable to less than 1% and 1.7% of the shares of Common Stock of the Issuer, respectively). Collectively, the Derivative Agreements held by the Reporting Persons represent economic exposure comparable to an interest in approximately 2.5% of the shares of Common Stock. The Derivative Agreements provide Elliott and Elliott International with economic results that are comparable to the economic results of ownership but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are referenced in the Derivative Agreements (such shares, the "Subject Shares"). The Reporting Persons disclaim beneficial ownership in the Subject Shares.
Elliott, itself and through Liverpool, has purchased from counterparties call options that carry the right to call from such counterparties up to 800,000 shares of Common Stock at a price of $65 per share, if such right is exercised prior to or on November 19, 2016.
Elliott International has purchased from counterparties call options that carry the right to call from such counterparties up to 1,700,000 shares of Common Stock at a price of $65 per share, if such right is exercised prior to or on November 19, 2016.

Except as described above in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.
Item 7.	Material to be Filed as Exhibits.
Item 7 is hereby amended to add the following Exhibits:
Exhibit 99.1 -	Letter Agreement, by and among CDK Global, Inc., Elliott Associates, L.P., Elliott International, L.P. and Elliott International Capital Advisors Inc, dated August 2, 2016 (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed August 3, 2016) (File No. 005-88373).
Schedule 1 - Transactions of the Reporting Persons Effected During the Past 60 Days

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:	August 3, 2016
ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

SCHEDULE 1
Transactions of the Reporting Persons Effected
During the Past 60 Days1
Transactions Effected by Elliott Associates, L.P. in Call Options at $65 Expiring on November 19, 2016:
Date of transaction	Amount of securities Bought/(Sold)	Price ($) per share or unit (excluding commissions)	Where and how the transaction was effected
07/22/16	1,600	1.4598	OTC
07/20/16	(150)	1.1720	OTC
07/01/16	1,600	1.0375	OTC
06/07/16	594	1.8586	OTC
06/06/16	1,188	1.7162	OTC
06/03/16	3,168	1.5083	OTC

Transactions Effected by Elliott International, L.P. in Call Options at $65 Expiring on November 19, 2016:
Date of transaction	Amount of securities Bought	Price ($) per share or unit (excluding commissions)	Where and how the transaction was effected
07/22/16	3,400	1.4598	OTC
07/20/16	150	1.1720	OTC
07/01/16	3,400	1.0375	OTC
06/07/16	1,206	1.8586	OTC
06/06/16	2,412	1.7162	OTC
06/03/16	6,432	1.5083	OTC

1 The Schedule does not include transfers of securities between the Reporting Persons that do not affect the overall beneficial ownership of the Reporting Persons.